Exhibit 99.2

ARAUCO
Growing the Future

Celulosa Arauco y Constitución S.A.

Second Quarter 2010 Results

September 7th, 2010

Interim Review Second Quarter 2010 Results

September 7th, 2010

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review Second Quarter 2010 Results

September 7th, 2010

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S. $913.4 million during the second quarter of 2010, an increase of 16.4% compared to the U.S. $784.9 million obtained in the first quarter of 2010. This increase is mainly explained by higher sales in all our business segments, mainly driven by higher sales volume in Sawn Timber and Panels due to reconstruction efforts after the earthquake that struck Chile on February 27, and higher prices in Pulp and Panels.

•

During the second quarter of 2010, consolidated EBITDA reached U.S. $380.6 million, an increase of 73.9% compared to the U.S. $218.9 million EBITDA obtained during the first quarter of 2010. This increase was mainly due to a higher EBITDA from all our business segments.

•

Arauco’s consolidated Net Income for the second quarter of 2010 reached U.S. $174.7 million, an increase of 179.5% compared to the U.S. $62.5 million obtained in the first quarter of the year, mainly explained by higher gross margin of 28.7%, an increase in other operating income by US$ 28.7 million and a decrease in other operating expenses by U.S.$ 48.4 million.

•	Capital expenditures during the second quarter of 2010 reached U.S. $125.0 million, a slight decrease of 5% when compared to the U.S. $131.6 million during the first quarter of 2010.

Key Figures

In U.S. Million	2Q 10	1Q 10	2Q 09	QoQ	YoY
Sales	913.4	784.9	732.8	16.4%	24.6%
Cost of Sales	(536.1)	(491.8)	(524.4)	9.0%	2.2%
Gross Margin	377.3	293.1	208.4	28.7%	81.1%
Operating Income (1)	211.5	138.9	52.2	52.3%	305.5%
Net Income	174.7	62.5	49.5	179.5%	253.1%
EBITDA (2)	380.6	218.9	150.4	73.9%	153.1%
EBITDA Mg	41.7%	27.9%	20.5%	49.4%	103.0%
CAPEX	125.0	131.6	81.5	(5%)	53.4%
Net Financial Debt	2,663.5	2,669.4	2,573.1	(0.2%)	(3.5%)
Capitalization (3)	9,501.4	9,446.5	9,022.5	0.6%	5.3%
ROCE (4)	7.1%	4.9%	1.9%	45.4%	279.7%

(1)	Operating Income = Gross Margin – Distribution Costs – Administration Expenses
(2)	EBITDA = Operating Income + Depreciation + Stumpage
(3)	Capitalization = Financial Debt + Equity
(4)	ROCE = EBIT (1 – tax rate) / Total Capitalization

Interim Review Second Quarter 2010 Results

September 7th, 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	2Q 10		1Q 10		2Q 09
Pulp	428.4	47%	386.3	49%	402.1	55%
Sawn Timber	161.6	18%	113.0	14%	118.4	16%
Panels	275.3	30%	253.0	32%	184.0	25%
Forestry	42.1	5%	27.5	4%	24.6	3%
Others	5.9	1%	5.2	1%	3.7	1%

TOTAL	913.4	100%	784.9	100%	732.8	100%

Consolidated Sales:

Arauco’s consolidated sales for the second quarter of 2010 reached U.S.$913.4 million, 16.4% higher than the U.S.$784.9 obtained during the first quarter of 2010, mainly due to higher sales in all our product lines.

Compared to the U.S.$732.8 million obtained in the second quarter of 2009, consolidated sales were 24.6% higher during the second quarter of 2010, mainly due to an increase in all our products sales, mostly in sawn timber and panels.

Interim Review Second Quarter 2010 Results

September 7th, 2010

EBITDA Composition

In U.S. Million	2Q 10	1Q 10	2Q 09	QoQ	YoY
Revenue	913.4	784.9	732.8	16.4%	24.6%
Cost of Sales	(536.1)	(491.8)	(524.4)	9.0%	2.2%
Gross Profit	377.3	293.1	208.4	28.7%	81.1%
Distribution Costs	(89.9)	(77.9)	(99.1)	15.5%	(9.2%)
Administrative Expenses	(75.8)	(76.3)	(57.1)	(0.6%)	32.7%
Operating Income	211.5	138.9	52.2	52.3%	305.5%
Depreciation	65.5	44.7	46.4	46.4%	41.0%
Stumpage	89.6	35.3	51.8	153.8%	72.9%
EBITDA	366.6	218.9	150.4
Special Items (1)	14.0	—	—
Adjusted EBITDA	380.6	218.9	150.4	73.9%	153.1%

(1)	Special Items corresponds to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated EBITDA for this quarter was U.S.$380.6 million, a 73.9% higher than the U.S.$218.9 million EBITDA reached during the previous quarter (Figure 2), due to an increase in all our business segments EBITDA. Forestry, Panels, Sawn Timber and Pulp EBITDA increased by 312.4%, 100.3%, 48.0% and 26.2%, respectively.

Consolidated EBITDA for the second quarter of 2010 was 153.1% higher than the U.S.$ 150.4 million EBITDA for the same period of 2009. This increase is mainly explained by higher an EBITDA of all our business segments.

Interim Review Second Quarter 2010 Results

September 7th, 2010

Operating Income

Arauco’s consolidated Operating Income during the second quarter of the year reached U.S.$211.5 million, an increase of 52.3% compared to the U.S.$138.9 million obtained during the first quarter of 2010. This is result of higher average prices in Pulp and Panels by 21.9% and 7.3% respectively, and an increase in Sawn Timber and Panel’s sales volume by 44.9% and 1.4% respectively, partially offset by lower sales volume in Pulp by 11.2% and lower Sawn Timber prices by 1.3%.

During the second quarter of 2010, Arauco’s consolidated Operating Income was 305.5% higher than the U.S. $52.2 million reached in the same quarter of 2009. This is a consequence of an increase in prices of all product lines: Pulp prices increased by 78.0%, Panels prices increased by 20.0% and Sawn Timber prices increased by 3.7%. We also experienced higher volume sales by 24.7% in Panels and 31.6% in Sawn Timber. This positive effect was partially offset by lower sales volume in our Pulp Division by 40.1%.

Net Income

Net Income for the second quarter of 2010 reached U.S.$174.7 million (Figure 3), an increase of 179.5% compared to the U.S.$62.5 million obtained in the first quarter of 2010. This is mainly explained by a 28.7% increase in gross profit, due to higher sales volume and prices in almost all our business segments. Also, higher Net Income can be explained by an increase in Other Operating Income by US$ 28.7 million and a decrease in Other Operating Expenses by U.S.$ 48.4 million

Compared to the U.S.$49.5 million obtained in the second quarter of 2009, consolidated Net Income was 253.1% higher during the second quarter of 2010, mainly due to higher revenues in all our products divisions, an increase in Other operating income by U.S.$ 14.7 million and a decrease in Other operating expenses of U.S.$ 27.1 million.

Interim Review Second Quarter 2010 Results

September 7th, 2010

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

During the second quarter of 2010, markets continued the upward trend that had been observed in the first quarter and that started almost a year ago. Markets have experienced good demand, rising prices and lower inventories. The long fiber inventories reached 21-22 days during the quarter and short fibers reached 27-29 days, which means about 8-9 days lower than in the second quarter of 2009 regarding long fiber and about 8-10 days lower regarding short fiber.

Although Asia led the rise in prices again, the highest prices were experienced in less regular markets than those in Asia, Europe and America, such as in Turkey, the Middle East in general and India.

China had significant increases in prices and a demand, however, by the end of the quarter began to show difficulties to transfer the increases in pulp prices to higher prices in paper. This situation was mainly due to:

- a significant volume of paper production that went into production during the second quarter, which made it more difficult to transfer the increased costs of raw materials to final product prices, especially the higher cost of pulp;

-Due to the inability to transfer their higher costs to paper prices, a significant amount of integrated paper producers decided to reduce the production rate of their paper machines and / or to trade pulp in the Chinese domestic market. To perform this operation is necessary to have flexible equipment that allows them to produce paper or pulp, which does not allow large scale production

- A decrease in paper exports to Europe and North America due to anti-dumping restrictions imposed on or to be implemented in those countries.

All this meant a change in trend during June, a month in which not all regular suppliers of pulp to China could sell the expected volumes.

The other Asian markets continue to be quite active, but the effect of China could have a negative impact, especially if the Chinese papermakers are aggressive in sales in these markets. Pulp inventories in China are low, but paper inventories are relatively high.

In Europe the situation has been completely different. After several years, the European papermakers are experiencing and benefited from very good paper market. In general, the rise in pulp prices and the effects of exchange rates U.S.$ / Euro have been transferred to final products. During the quarter there were two rises in paper prices and announcements of further increases. A year ago, the papermakers had no more than one week of orders, however this quarter, some had 2-3 months and therefore there are no plans to stop production during the European summer. Also, pulp inventory levels in Europe are possibly the lowest in the world, approximately 50% less than the inventories of 2009. Europe will need to regain the level of inventories, the security level, but this cannot be made until there is more availability of pulp and an adjustment in prices. At current price levels of pulp, the European paper producers prefer to continue managing low inventories, even with the risk of being forced to buy on the spot market.

According to the above, the highest levels in prices have been seen in less regular markets. However, at the end of the quarter prices are already similar to worldwide levels. There are low inventories but there is no urge to buy at any level.

North America has become less active than in the first quarter. There are no major changes, but there is difficulty to increase the level of demand significantly.

Latin America has good levels of activity and demand. Prices have risen as the rest of the world and the market continues growing at a constant rate. Especially attractive are the markets of tissue, diapers and hygiene in general.

Interim Review Second Quarter 2010 Results

September 7th, 2010

During the second quarter of this year, our pulp mills were normalizing their production after the devastating earthquake and tsunami that struck our country in February. The emphasis was on restart operations as fast as possible without compromising the safety of employees and having no impact on the environment. Pulp mills located farther from the epicenter were the first to restart operations. In March the Valdivia mill started producing, then in April Licancel, Nueva Aldea, Constitución and line 1 of Arauco. Only line 2 of Arauco, with a capacity of 500,000 tons of pine pulp, is still being repaired. We expect line 2 to restart its operations before 12 months since the earthquake occurred.

At the moment, considering the Alto Paraná mill located in Argentina, 84% of Arauco’s pulp mills are operating and their productions, both in volume and quality, are similar to those obtained before the earthquake.

2.- Sawn Timber Division

In the United States the real estate and construction market has shown a decrease in the second quarter of this year. In June the housing starts index was 549,000 units per year. In comparison to the last 10 years, current levels of construction are still low.

During the second trimester of 2010, sales volume and prices of molding have increased in comparison to the first quarter.

In all markets, the demand of wood products has increased. At the same time prices have increased in China, Korea, Mexico, Peru, Japan, Taiwan and Middle East.

As consequence of the earthquake, the demand of sawn timber increased significantly in the local market.

3.- Panels Division

During the first semester of 2010, the Panels Division sales increased 45% and 32% in volume sales, in comparison to the first semester of 2009.

Several markets have had a strong recuperation in volume and prices during the first semester; which was also influenced by the earthquake in Chile. The uncertainly of supply caused a lot of spot demand from distributors in order to fulfill inventories.

The MDF and PBO markets had a strong growth in sales, 38% and 56% respectively, mainly driven by the rising demand in Brazil and Argentina which is expected to continue.

The demand in the U.S and the construction level have not improved, showing no signals of recuperation. We have been able to maintain sales volume of Plywood, and we have increased our market share in retail.

In Europe the demand and prices of Plywood are slowly improving.

During this semester hardboard market continue rising, its sales volume was 21% in comparison to first semester of 2009.

During the third and fourth quarter we expect the market to stabilize. The Inventories in the supply chain are still high, for this reason we expect prices to be slightly lower and demand to remain relatively flat.

Interim Review Second Quarter 2010 Results

September 7th, 2010

PRODUCTION

During the second quarter of this year, production volume increased 25.8% in Sawn Timber and 15.4% in Panels, and decreased 8.5% in our Pulp division when compared with the last quarter. Compared to the second quarter of 2009, production volume increased 19.9% in Panels and 7.9% in Sawn Timber, while the Pulp division decreased its production by 35.5%.

The increase in production of Panels and Sawn Timber reflects the reopening of our plants in Chile after the February 27th, 2010 earthquake and the restart of our Horcones II sawmill (temporarely closed in 2009)

Interim Review Second Quarter 2010 Results

September 7th, 2010

BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$2,407 million at the end of the second quarter of 2010, an increase of 5.5% compared to the first quarter of 2010. When compared with the U.S.$2,274.3 million reached in the same period last year, there was an increase of 5.9%.

Non Current Assets reached U.S.$9,070.2 million at the end of the second quarter of 2010, an increase of 0.6% compared to the first quarter of 2010. When compared with the U.S.$9,141.5 reached in the same period last year, there was a decrease of 0.8%.

Cash: Our cash balance remained stable, decreasing only 4.0%, or U.S.$15 million when compared to March 2010, reaching U.S.$358.3 million.

Accounts receivables: Accounts receivables increased U.S.$154.9 million, or 21.5% when compared to the first quarter of 2010. This increase is mainly explained by a U.S.$ 77.9 million increase in Sales receivables and U.S.$ 77.5 million in Other receivables.

Financial Debt

Arauco’s consolidated financial debt as of Jun 2010 reached U.S.$3,003.6 million, a decrease of 1.3% or U.S.$39.2 million when compared to March 2010. During this second quarter, on June 17th, we prepaid U.S.$ 22.8 million of the U.S.$ 270.5 million of 8.675% notes due in August 2010.

When compared to June 2009, our financial debt decreased 6.5% or U.S.$210.0 million as a result of the payment at maturity of U.S.$ 100 million bind due September 2009 and the payment of short term bank loans and pre-export financing, offset bu the issuance of a U.S.$ 500 million bond in July 2009.

Our consolidated net financial debt decreased 0.9% or U.S.$ 24.2 million when compared with March 2010. Compared with the same quarter of 2009, our consolidated net financial debt decreased 8.7% or U.S.$ 251.5 million.

Financial Debt

In U.S. Million	Jun 2010	Mar 2010	Jun 2009

Other Short Term Financial Debt	364	384	536
Other Long Term Financial Debt	2,639	2658	2,678
TOTAL FINANCIAL DEBT	3,004	3,043	3,214

Cash and cash equivalents	358	373	317
NET FINANCIAL DEBT	2,645	2,669	2,897

Interim Review Second Quarter 2010 Results

September 7th, 2010

Shareholders’ Equity

Arauco’s Shareholders’ Equity reached U.S.$6,377.4 million during the second quarter of 2010, which represents an increase of U.S.$83.5 million compared to the previous quarter and an increase of U.S.$108.8 million when compared with the second quarter of 2009. This growth is explained by Reatined Earnings.

Interim Review Second Quarter 2010 Results

September 7th, 2010

FINANCIAL RATIOS

Financial Ratios

	2Q 10	1Q 10	2Q 09
Profitability
Gross Margin	41.3%	37.3%	28.4%
Operating Margin	23.2%	17.7%	7.1%
EBITDA Margin	41.7%	27.9%	20.5%
ROA (EBIT / Total Assets)	7.4%	4.9%	2.0%
ROCE (EBIT x (1 – tax rate) / Total Capitalization)	7.1%	4.9%	1.9%
ROE (Net Income / Equity)	10.8%	3.9%	3.2%

Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	6.6x	4.4x	3.7x
Net Financial Debt / EBITDA	1.8x	3.0x	4.3x
Financial Debt / Total Capitalization	31.8%	32.2%	32.0%
Net Financial Debt / Total Capitalization	28.0%	28.3%	28.5%
Financial Debt / Equity	46.6%	47.5%	47.1%
Net Financial Debt / Equity	41.1%	41.7%	42.0%

Interim Review Second Quarter 2010 Results

September 7th, 2010

SECOND QUARTER AND SUBSEQUENT EVENTS

ARAUCO issued local bonds in Chile for 5,000,000 UF (approx. U.S. $210 million)

On September 2, 2010, Arauco issued a series of bonds in the Chilean market for approximately U.S. $210 million. The bond, of 5,000,000 UF (unit of account used in Chile), was issued at a yield of 3.18% with a maturity of 10 years, bullet. This yield is the lowest reached by Arauco in its history, with a spread of 53 bps over the BCU-10 (Chilean Treasury Bond), one of the lowest ever reached in Chile by a 10 year corporate bond.

The series of bonds received a local rating of AA by Fitch Ratings and Feller-Rate (strategic affiliate of Standard & Poor’s).

Interim Review Second Quarter 2010 Results

September 7th, 2010

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	2Q 10	1Q 10	2Q 09
Revenue	913.4	784.9	732.8
Cost of Sales	(536.1)	(491.8)	(524.4)
Gross Profit	377.3	293.1	208.4
Other operating income	64.0	35.3	49.4
Distribution costs	(89.9)	(77.9)	(99.1)
Administrative expenses	(75.8)	(76.3)	(57.1)
Other operating expenses	9.9	(38.5)	(17.2)
Other income (loss)	0.4	(0.1)	(0.3)
Financial income	2.1	8.6	4.1
Financial costs	(57.6)	(49.9)	(41.1)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(0.6)	(1.5)	4.8
Exchange rate differences	(8.4)	(17.6)	10.2
Income before income tax	221.4	75.2	62.1
Income tax	(46.6)	(12.7)	(12.6)
Net Income	174.7	62.5	49.5

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2010 Results

September 7th, 2010

Consolidated Balance Sheet

In U.S. Million	2Q 10	1Q 10	2Q 09
Cash and cash equivalents	358.3	373.4	534.2
Other financial current assets	4.3	4.3	8.4
Other current non-financial assets	90.0	86.0	63.7
Trade and other receivables-net	874.5	719.6	558.4
Related party receivables	8.0	13.6	16.3
Inventories	638.2	555.6	620.1
Biological assets, current	305.5	343.4	310.8
Tax assets	128.2	178.3	160.3
Total Current Assets	2,407.2	2,274.3	2,272.3
Other non-current financial assets	12.5	27.4	29.1
Other non-current and non-financial assets	40.1	37.0	35.2
Investments accounted through equity method	489.5	489.9	476.1
Intangible assets	11.6	10.7	11.2
Goodwill	61.7	62.4	63.8
Property, plant and equipment	4,920.5	4,859.0	4,969.8
Biological assets, non-current	3,415.0	3,413.0	3,446.7
Deferred tax assets	119.1	118.3	109.8
Total Non-Current Assets	9,070.2	9,017.7	9,141.5
TOTAL ASSETS	11,477.4	11,292.1	11,413.8
Other financial liabilities, current	382.7	384.5	535.6
Trade and other payables	359.2	291.4	321.9
Related party payables	10.9	4.5	10.1
Other provisions, current	5.6	5.2	5.2
Tax liabilities	40.4	24.0	15.9
Current provision for employee benefits	2.3	2.4	2.4
Other non-financial liabilities, current	117.0	97.5	60.4
Total Current Liabilities	918.1	809.4	951.4
Other non-current financial liabilities	2,639.1	2,658.3	2,678.0
Other provisions, non-current	7.1	8.7	9.5
Deferred tax liabilities	1,285.8	1,269.8	1,256.1
Non-current provision for employee benefits	27.1	25.1	25.3
Other non-financial liabilities, non-current	120.5	117.1	111.1
Total Non-Current Liabilities	4,079.6	4,079.1	4,080.0
Non-parent participation	102.2	109.7	113.8
Net equity attributable to parent company	6,377.4	6,294.0	6,268.6
TOTAL LIABILITIES AND EQUITY	11,477.4	11,292.1	11,413.8

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review Second Quarter 2010 Results

September 7th, 2010

Consolidated Statement of Cash Flows

In U.S. Million	2Q 10	1Q 10	2Q 09
Collection of accounts receivables	1,793.0	998.8	1,635.9
Payments of suppliers and personnel (less)	(1,421.1)	(855.8)	(1,414.5)
Other expenses paid (less)	69.8	46.4	103.9
Dividends and other distributions received	6.4	—	12.0
Dividends paid	(7.1)	—	(9.4)
Interest paid and received	(88.8)	(62.1)	(62.6)
Income tax paid	28.2	(9.0)	(25.4)
Net Cash Provided by (Used in) Operating Activities	380.6	118.3	239.9
Capital Expenditures	(316.9)	(141.6)	(182.2)
Other investment cash flow	0.5	(1.9)	(10.6)
Net Cash Provided by (Used in) Investing Activities	(316.5)	(139.7)	(192.8)
Debt issuance	26.6	16.3	583.2
Debt repayment	(197.5)	(145.4)	(411.1)
Other financing cash flow	(55.9)	(3.6)	(88.9)
Net Cash Provided by (Used in) Financing Activities	(226.8)	(132.7)	83.2
Total Cash Inflow (Outflow) of the Period	(162.7)	(154.2)	130.3
Effect of inflation on cash and cash equivalents	(13.2)	(6.7)	19.1
Cash and Cash equivalents at beginning of the period	534.2	534.2	167.3
Cash and Cash equivalents at end of the period	358.3	373.4	316.7

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauro’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221